UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 6)

COMPUTER TASK GROUP, INCORPORATED

(Name of Subject Company)

COMPUTER TASK GROUP, INCORPORATED

(Name of Person(s) Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

205477102

(CUSIP Number of Class of Securities)

Peter Radetich

(Senior Vice President, General Counsel & Secretary)

300 Corporate Parkway

Suite 214N

Amherst, New York

716 882-8000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

on Behalf of the Person(s) Filing Statement)

With a copy to:

Amar Budarapu

Roger Bivans

Baker & McKenzie LLP

1900 North Pearl

Suite 1500

Dallas, TX 75201

United States

Tel: +1 214 978 3000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Purpose of Amendment

This Amendment No. 6 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 of Computer Task Group, Incorporated, a New York corporation (the “Company” or “CTG”) filed with the Securities and Exchange Commission (the “SEC”) on August 23, 2023 (as amended or supplemented from time to time, the “Schedule 14D-9”). The Schedule 14D-9 relates to the tender offer by Chicago Merger Sub, Inc., a New York corporation ( “Merger Sub”), a wholly-owned subsidiary of Cegeka Groep NV, a Belgian limited liability company (“Cegeka” or “Parent”), to purchase all of the outstanding Shares of the Company for (i) $10.50 per Share, net to the seller in cash (the “Offer Price”), without interest and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 23, 2023 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal,” which, together with the Offer to Purchase, constitute the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, and together with the exhibits thereto, the “Schedule TO”), filed by Parent and Merger Sub with the SEC on August 23, 2023. The Offer to Purchase and the Letter of Transmittal have been filed as Exhibits (a)(1)(A) and (a)(1)(B) to the Schedule 14D-9, respectively, and are incorporated herein by reference.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated by reference as relevant to the items in this Amendment. Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Schedule 14D-9. This Amendment is being filed to reflect certain updates as set forth below.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented as follows:

•	By amending and restating the first paragraph in the sub-section entitled “Item 8. Annual and Quarterly Reports.” as follows:

“For additional information regarding the business and the financial results of CTG, please see CTG’s Annual Report on Form 10-K for the fiscal year ended December 31, 2022, filed with the SEC on March 15, 2023, and its Quarterly Reports on Form 10-Q for the quarters ended June 30, 2023, and September 29, 2023, filed with the SEC on August 9, 2023, and November 8, 2023, respectively.”

Item 9. Exhibits.

Item 9 of the Schedule 14D-9 is hereby amended by inserting the following Exhibit below (a)(5)(L) as Exhibit (a)(5)(M).

Exhibit No.	Description

(a)(5)(M)	Earnings Release, dated November 8, 2023.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 8, 2023

COMPUTER TASK GROUP, INCORPORATED

By:	/s/ Peter P. Radetich
Name:	Peter P. Radetich
Title:	Senior Vice President, General Counsel & Secretary